Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN TECHNOLOGY REPORTS

RECORD FISCAL THIRD QUARTER AND

NINE-MONTH REVENUES AND FINANCIAL RESULTS

LRAD® Sales Driving 74% YTD Revenue Growth,

Profitable Operating Results and Improved Cash Position

SAN DIEGO, CA, August 3, 2009 – American Technology Corporation (ATC) (NASDAQ: ATCO), the innovator and distributor of the Long Range Acoustic Device™ (LRAD®) product line, today reported record fiscal third quarter revenues of $4.4 million for the quarter ended June 30, 2009, a 60% increase over fiscal Q3 2008 revenues. ATC also reported net income of $136,000 or $0.00 per diluted share for Q3 2009, compared to a net loss of $1.5 million or $(0.05) per share for the same period a year ago.

“We generated our second consecutive profitable quarter and achieved year over year revenue growth through strong LRAD sales to U.S. and foreign naval forces, maritime shipping companies and for bird deterrence applications,” remarked Tom Brown, president and chief executive officer of American Technology. “With pirate attacks up 110% in the first six months of this calendar year with 240 incidents reported, compared to 114 incidents for the same period last year, we continue to experience increasing domestic and international maritime security interest and orders for our proprietary LRAD systems.”

Gross profit for the third quarter of fiscal 2009 was $2.0 million, or 45% of revenues, compared to $1.0 million, or 38% of revenues, reported for the quarter ended June 30, 2008. The increased gross profit was due to higher revenues, increased product margins and better fixed overhead absorption.

Operating expenses for the third quarter of fiscal 2009 were $1.9 million, a decrease of $734,000, or 28%, from the three months ended June 30, 2008. The decrease was due primarily to $399,000 in lower product development costs due to the completion of development and launch in the prior year of the LRAD-X® product line, and to reductions of $272,000 from non-cash share-based compensation expense, $125,000 from reduced staffing levels, $92,000 in reduced impairment of patents, offset by an increase in third party sales commissions of $162,000.

For the nine months ended June 30, 2009, the Company reported revenues of $12.8 million, a 74% increase from $7.3 million for the nine months ended June 30, 2008. For the first nine months of fiscal 2009, gross profit was $6.2 million, or 49% of revenues, compared to $2.9 million, or 40% of revenues, for the same period a year ago. The increase in gross profit was due to higher revenues, increased product margins due to reduced product cost and favorable mix and greater absorption of fixed overhead expenses as a result of the higher revenues.

Operating expenses for the nine months ended June 30, 2009 were $6.1 million, a decrease of $2.2 million from $8.3 million for the period ended June 30, 2008. The reduction from the prior year was due mainly to $747,000 in lower product development costs, $647,000 related to reduced staffing levels, $383,000 in lower professional fees, $333,000 from reduced non-cash share-based compensation expense, $221,000 from reduced impairment of patents, $130,000 from lower marketing expenses and $396,000 for travel and other expense reductions, partially offset by an increase of $657,000 in outside sales commission expense. Operating expenses include non-cash share-based compensation expense of $1.3 million and $1.7 million for the nine months ended June 30, 2009 and 2008, respectively.

Net income for the nine months ended June 30, 2009 was $134,000 or $0.00 per diluted share, compared to a net loss of $5.4 million, or $(0.18) per share, for the same nine-month period a year ago. The profitable results were due to increased revenues, improved gross margins and lower operating expenses. These improved results had a positive affect on the Company’s cash position. Cash and cash equivalent balances increased from $2.7 million as of September 30, 2008 to $4.6 million at June 30, 2009, primarily as a result of $2.1 million generated from operating activities.

“Beyond maritime security, LRAD’s unquestioned capacity to communicate clearly, determine intent and influence behavior at long distance is gaining ATC business in a variety of applications including military and force protection, critical infrastructure/commercial security, border/port security, law enforcement, emergency responder communications, and wildlife protection and control,” concluded Brown. “Having surpassed fiscal year 2008 revenues in the first nine months of fiscal year 2009, we look forward to discussing our Q3 financial results and business developments during tomorrow’s conference call.”

About American Technology Corporation

American Technology Corporation is Shaping the Future of Sound® by providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device™ (LRAD®) and other directed sound technologies comprise the core of an expanding portfolio of products being used in diverse applications including, global military deployments, maritime security, critical infrastructure/commercial security, border/port security, law enforcement/emergency responder communications, and wildlife protection and control. For more information about ATC and its directed sound products, please visit the company’s web site at www.atcsd.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2008. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Investor Relations:

Robert Putnam

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000’s omitted)

	June 30, 2009 (Unaudited)	September 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$4,626	$2,695
Accounts receivable, net	2,174	2,211
Inventories, net	2,561	2,890
Prepaid expenses and other	267	251

Total current assets	9,628	8,047
Equipment, net	284	292
Patents, net	917	1,059
Deposits	58	58

Total assets	$10,887	$9,456

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$958	$964
Accrued liabilities	891	978

Total current liabilities	1,849	1,942

Total stockholders’ equity	9,038	7,514

Total liabilities and stockholders’ equity	$10,887	$9,456

American Technology Corporation

Condensed Statements of Operations

(000's omitted except share and per share amounts)

(Unaudited)

	For the three months ended June 30,		For the nine months ended June 30,
	2009	2008	2009	2008
Revenues	$4,404	$2,748	$12,770	$7,332
Cost of revenues	2,416	1,704	6,523	4,403

Gross profit	1,988	1,044	6,247	2,929

Operating expenses:
Selling, general and administrative	1,396	1,731	4,781	5,514
Research and development	459	858	1,360	2,835

Total operating expenses	1,855	2,589	6,141	8,349

Gain (loss) from operations	133	(1,545)	106	(5,420)
Other income (expense)	3	25	28	43

Net income (loss)	$136	$(1,520)	$134	$(5,377)

Net income (loss) per common share - basic and diluted	$0.00	$(0.05)	$0.00	$(0.18)

Weighted average common shares outstanding
Basic	30,537,302	30,535,207	30,535,905	30,535,207

Diluted	31,546,086	30,535,207	30,897,647	30,535,207